As filed with the Securities and Exchange Commission on September 3, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Western Asset Global Corporate Defined Opportunity Fund Inc.

(Name of Subject Company (issuer))

Western Asset Global Corporate Defined Opportunity Fund Inc.

(Name of Filing Person (offeror))

Common Stock

$0.001 Par Value Per Share

(Title of Class of Securities)

95790C107

(CUSIP Number of Class of Securities)

MARC A. DE OLIVEIRA

SECRETARY AND CHIEF LEGAL OFFICER

100 FIRST STAMFORD PLACE

STAMFORD, CT 06902

(203) 703-7028

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:

David W. Blass, Esq.

Ryan P. Brizek, Esq.

Simpson Thacher & Bartlett LLP

900 G Street, NW

Washington D.C. 20001

(202) 636-5500

☒	Check box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which this statement relates:

☐	third party tender offer subject to Rule 14d-1	☐	going-private transaction subject to Rule 13e-3
☒	issuer tender offer subject to Rule 13e-4	☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

WESTERN ASSET GLOBAL CORPORATE DEFINED OPPORTUNITY FUND INC.

ANNOUNCES TENDER OFFER DETAILS

NEW YORK – (BUSINESS WIRE) – August 2, 2024. Western Asset Global Corporate Defined Opportunity Fund Inc. (NYSE: GDO) (the “Fund”) announced today additional details concerning its previously announced cash tender offer for up to 100% of such Fund’s outstanding shares of common stock (“Shares”) at a price per share equal to 100% of the Fund’s net asset value per Share on the day on which the tender offer expires (the “Offer”). The Fund expects the Offer to commence on or about September 3, 2024, with an expiration time of 5:00 p.m., New York City time, on or about October 1, 2024, unless extended. To ensure the Fund can pay proceeds for repurchased Shares promptly after the expiration of the Offer, the Fund intends to reposition its portfolio in an orderly manner in advance of the expiration of the Offer.

As previously announced on June 11, 2024, stockholders approved the proposal to convert the Fund to a perpetual fund by eliminating the Fund’s term, which was scheduled to end at the close of business on December 2, 2024, and eliminating the Fund’s fundamental policy to liquidate on or about December 2, 2024.

As a result of the proposal’s approval, the following in addition to the Offer will occur:

●

If the Fund maintains at least $50 million of net assets following the Offer, the Fund will change its name from “Western Asset Global Corporate Defined Opportunity Fund Inc.” to “Western Asset Global Corporate Opportunity Fund Inc.” The Fund’s ticker symbol will remain “GDO”. The Fund’s CUSIP, 95790C107, will not change.

●

If less than $50 million of net assets remain in the Fund following the Offer, the Offer will be cancelled and the Fund will proceed to liquidate on or about December 2, 2024 without further action by stockholders; and

●

The Fund’s investment manager has agreed to waive 10 basis points (0.10%) of its annual management fee (the “Fee Waiver”) for a period of two years following the proposal’s approval. The Fee Waiver will terminate on June 10, 2026.

The Fund has not commenced the Offer described in this release. This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of the Fund and the above statements are not intended to constitute an offer to participate in any tender offer. Information about the Offer will be provided by future public announcements. Stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The Offer will be made only by an offer to purchase, a related letter of transmittal, and other documents to be filed with the SEC. STOCKHOLDERS OF THE FUND SHOULD READ THE OFFER TO PURCHASE AND TENDER OFFER STATEMENT AND RELATED EXHIBITS WHEN THOSE DOCUMENTS ARE FILED AND BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER. These and other filed documents will be available to investors for free both at the website of the SEC and from the Fund. There can be no assurance that any Share repurchase will reduce or eliminate the discount of market price per Share to net asset value per Share for the Fund.

About the Fund

The Fund is a non-diversified, limited-term, closed-end management investment company managed by Franklin Templeton Fund Adviser, LLC (formerly known as Legg Mason Partners Fund Advisor, LLC) and is sub-advised by Western Asset Management Company, LLC (“Western Asset”), Western Asset Management Company Pte. Ltd. (“Western Asset Singapore”), Western Asset Management Company Ltd (“Western Asset Japan”) and Western Asset Management Company Limited (“Western Asset London”) are the Fund’s subadvisers. FTFA, Western Asset, Western Asset Singapore, Western Asset Japan and Western Asset London are indirect, wholly-owned subsidiaries of Franklin Resources, Inc.

This press release may contain statements regarding plans and expectations for the future that constitute forward-looking statements within the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on the Fund’s current plans and expectations and are subject to risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Additional information concerning such risks and uncertainties is contained in the Fund’s filings with the SEC.

For more information about the Fund, please call Fund Investor Services: 1-888-777-0102, or consult the Fund’s web site at www.franklintempleton.com/investments/options/closed-end-funds. The information contained on the Fund’s web site is not part of this press release. Hard copies of the Fund’s complete audited financial statements are available free of charge upon request.

About Franklin Templeton

Franklin Resources, Inc. is a global investment management organization with subsidiaries operating as Franklin Templeton and serving clients in over 150 countries. Franklin Templeton’s mission is to help clients achieve better outcomes through investment management expertise, wealth management and technology solutions. Through its specialist investment managers, the company offers specialization on a global scale, bringing extensive capabilities in fixed income, equity, alternatives and multi-asset solutions. With more than 1,500 investment professionals, and offices in major financial markets around the world, the California-based company has over 75 years of investment experience and over $1.6 trillion in assets under management as of June 30, 2024. For more information, please visit franklintempleton.com and follow us on LinkedIn, X and Facebook.

Category: Fund Announcement

Investor Contact: Fund Investor Services 1-888-777-0102

Source: Franklin Resources, Inc.

Source: Legg Mason Closed End Funds

Media Contact: Lisa Tibbitts

+1 (904) 942-4451

Lisa.Tibbitts@franklintempleton.com